Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA  94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS:  P. O. Box 7880  |  San Francisco, CA  94120-7880

Linda C. Williams

tel 415.983.7334

linda.williams@pillsburylaw.com

May 22, 2012

Ms. Pamela Long, Assistant Director

Ms. Jessica Dickerson, Staff Attorney

Mr. Craig Slivka, Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Headwaters Incorporated
Form T-3
Filed May 4, 2012
File No. 022-28972

Ladies and Gentleman:

Our client Headwaters Incorporated (the “Company”) asked us to respond to the comment below set forth in the letter from the Staff of the Securities and Exchange Commission (“SEC”) dated May 21, 2012.

General

1.                                      On a supplemental basis, please confirm to us that you will comply with the applicable tender offer rules in connection with the exchange offer.

On a supplemental basis, the Company does not believe that tender offer rules are applicable to the privately negotiated note exchanges that are the subject of the Form T-3 filing (the “Exchanges”) because they do not constitute a tender offer.

Background

Commencing May 7, 2012 the Company entered into privately negotiated exchange agreements (the “Exchanges”) with four groups of institutional holders and the Company’s Chief Executive Officer (collectively, the “Exchanging Holders”) to exchange the Company’s 2.50% Convertible Senior Subordinated Notes due 2014 (the “Old Notes”) for the Company’s new 8.75% Convertible Senior Subordinated

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Notes due 2016 (the “New Notes”).  The purpose of the Exchanges is to obtain an extension of the maturity from 2014 to 2016 of a portion of the Old Notes.  The Company’s intent was to modify as few terms as possible in order to extend the maturity date; the Company believed that a significant increase in interest rate would be required given that the conversion price of the Old Notes ($29.48) was far above $4.33, the last trading price for the Company’s Common Stock on May 4, 2012, the last trading date prior to entering into an Exchange Agreement.  Each Exchanging Holder is to receive the same principal amount of the Company’s New Notes in exchange for their Old Notes, together with accrued but unpaid interest through Closing.  The Company negotiated an increased interest rate (from 2.50% to 8.75%) and a cash payment of $11.70 per $1,000 in aggregate principal amount, in exchange for a two year extension of the maturity date.

The Exchanging Holders hold approximately $49.8 million aggregate principal amount, or approximately 44%, of the total $113.4 million aggregate principal amount of Old Notes outstanding.  The Exchanges are structured as exempt exchange of securities pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

To the Company’s knowledge, from information provided by its financial advisor, the outstanding Old Notes were held by more than 15 institutional holder groups representing 88% of the outstanding Old Notes, plus other noteholders which had not been identified.  To the Company’s knowledge, all of the holders of the Old Notes (other than the Company’s Chief Executive Officer) are institutional investors.

The Company contacted an aggregate of seven groups of institutional holders of the Old Notes, representing, to the Company’s knowledge, approximately 81% of the Old Notes outstanding (those groups contacted, the “Contacted Holders”).  Prior to the Company providing information about a possible exchange to the Contacted Holders, each of the Contacted Holders entered into a confidentiality agreement.  The Company’s Chief Financial Officer and Treasurer then negotiated separately with each Contacted Holder regarding the terms of a potential exchange. No ultimatums or take-it-or-leave-it offers were given to the Contacted Holders. No minimum exchange requirement was imposed. Three of the Contacted Holders elected not to participate.  Once the negotiations were completed, all Exchanging Holders were given the most favorable terms negotiated.

The Company has concluded that neither the Company’s negotiations with the Contacted Holders nor the subsequent proposed Exchanges constitute a tender offer.

Analysis of Tender Offer Factors

The term “tender offer” has never been defined in any statutory provision or rule.  Courts and the SEC have generally applied an eight-factor test in determining whether a particular transaction involving equity securities(1)of an issuer constitutes a tender offer based primarily on the decision in Wellman v. Dickinson, 475 F. Supp.783 (S.D.N.Y. 1979) (cited in SEC Release No. 34-43069).

The following analysis discusses each of the eight factors discussed in Wellman:

1.               Was the solicitation of the Exchanges disseminated in a widespread manner?   The solicitation of offers to participate in the Exchanges was not disseminated in a widespread manner. To the Company’s knowledge, 88% of the Old Notes were held by more than 15 groups of institutional investors.  The ownership is highly concentrated.  Of the institutional holders, the Company contacted only seven Holder groups (who

(1)                                  It is arguable that the Old Notes do not constitute “equity securities” within the meaning of Section 3(a)(11) of the Securities Exchange Act of 1934 and therefore the tender offer rules would not be applicable to the privately negotiated Exchanges.

As a matter of fact, the Old Notes have never been securities convertible, with or without consideration, into any stock or similar security. The indenture governing the Old Notes provides that a holder of the Old Notes may only convert the Old Notes when any of the conditions specified in Article 6 of the indenture (conversion upon satisfaction of stock price condition (130% of the conversion price of $29.48), conversion upon notice of redemption and conversion upon specified corporate transactions) are met and during the related specified period. Since the issuance of the Old Notes on January 22, 2007, the stock price condition has never been satisfied, there has been no notice of redemption, and none of the specified corporate transactions has occurred. The Company believes that satisfaction of the aforementioned conditions is remote before the Old Notes mature and are payable on February 1, 2014 given that the conversion price is $29.48 and the Company’s Common Stock has traded between $1.05 and $4.93 in the past 12 months. Moreover, even if any of the conversion conditions were to be satisfied, each $1,000 principal amount Old Note would convert into $1,000 of cash, and only if the conversion value of each Old Note exceeds $1,000 would the excess over the $1,000 cash payment be payable in stock. Therefore, because the Old Notes have not been and likely will never be securities convertible, with or without consideration, into any stock or similar security, the Company believes there is an argument that the Old Notes should not be deemed to be equity securities for purposes of the tender offer rules.

held the Old Notes in affiliated individual funds).(2)  Prior to the Company’s providing information about the Exchange proposal to these Contacted Holders, each of the Contacted Holders entered into a confidentiality agreement.

2.               Did the price offered represent a premium in excess of the current market price of the securities?  The Old Notes were thinly traded and, when traded, sold at a significant discount to par.  Without an established, liquid market for the Old Notes or the New Notes it is difficult to conclusively state whether the Exchanging Holders would be deemed to receive a premium in excess of the current market price for Old Notes by virtue of receiving New Notes and a cash payment in the Exchanges.  However, the highly negotiated nature of the Exchanges with sophisticated, institutional Holders suggests that the final terms reflect market value. It is the Company’s view that the Exchange terms eventually agreed to through negotiation reflect the extension of the maturity date and the fact that the interest rate of the Old Notes was significantly under market given the conversion rate of the Old Notes was set in 2007 when the Company’s Common Stock traded at a much higher price.  The Exchanging Holders received the same principal amount of the New Notes as compared to the principal amount of the Old Notes they agreed to surrender in the exchange, at the same conversion value but with an increase in interest rate and a cash payment in exchange for an extension of the maturity date. Some of the terms and conditions of the New Notes were more favorable to the Exchanging Holders than the terms and conditions of the Old Notes, and some of the terms and conditions were the same or less favorable to the Exchanging Holders, but it is impossible to state whether a “premium” existed.

3.               Was there an absence of a meaningful opportunity to negotiate the price and terms?   Individual negotiations were conducted by the Company with each Contacted Holder on the terms of a possible exchange and the eventual terms (the final best terms were offered to all Exchanging Holders) were highly negotiated in multiple discussions.  No deadlines were imposed on the Contacted Holders in the negotiations.

(2)                                  Of the four groups of institutional holders participating in the Exchanges, two groups each held Old Notes in four separate affiliated funds and one group held Old Notes in two separate affiliated funds.

4.               Was the solicitation for a substantial percentage of the securities?   The Contacted Holders represented, to the Company’s knowledge, approximately 81% of the outstanding Old Notes and the eventual Exchanging Holders participating in the Exchange hold approximately 44% of the outstanding Old Notes.(3)  The three Contacted Holders which declined to participate in the Exchange included two of the largest holders of the Old Notes, representing, to the Company’s knowledge, approximately 22% and 16%, respectively, of the outstanding Old Notes.  While the Contacted Holders represented a large percentage of the Old Notes, the Company believes that the Contacted Holders did not represent a large percentage of the total number of groups of institutional holders of the Old Notes.

5.               Was the offer contingent on a minimum principal amount of securities being tendered?   The proposed Exchanges were not contingent on a minimum principal amount of the Old Notes being tendered (although one Exchanging Holder conditioned its Exchange to a minimum amount of Exchanges taking place).

6.               Was the offer open for only a limited period of time? The Exchange discussions had no fixed expiration date, and the Company imposed no deadlines on the Contacted Holders in their negotiations.

7.               Were the Contacted Holders under pressure to respond to the offer?  The Contacted Holders were not subjected to any high pressure sales tactics, deadlines or ultimatums. They were not threatened with any loss of value if they were to reject the proposed transaction—they would simply hold the Old Notes and the rights under the Indenture for the Old Notes.

8.               Was public announcement of the Exchange followed by a rapid accumulation of large amounts of the Company’s securities?  Following the filing of the Form T-3 by the Company, there were no public announcements relating to the Exchange until after the Exchange agreements were executed, and the Company did not acquire any additional Old Notes after the public announcement.

(3)          The Chief Executive Officer of the Company was not solicited but requested to participate in the Exchanges for an additional $1,150,000 of Old Notes.  His participation was approved by an independent committee of the Company’s Board of Directors made up of non-employee directors.

Analysis Under Hanson Trust

Some courts have declined to follow the eight-factor test and have instead looked to whether, based on the totality of the circumstances, the sellers need the protections of the tender offer rules. See Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985) (cited in SEC Release No. 34-43069 at n.3).

In Hanson Trust, the Second Circuit held that five privately negotiated purchases and one open-market purchase of a corporation’s common stock did not constitute a tender offer, noting that many of the conditions leading to the enactment of the tender offer rules “for the most part do not exist” in the case of “privately negotiated transactions or solicitations for private purchases of stock.” For example, a private transaction involves less publicity, and the sellers are typically sophisticated and are “less likely to be pressured, confused or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.” Id. at 56.

The Contacted Holders who were contacted about the Exchanges were highly sophisticated accredited investors that were either investment or hedge funds. In addition, the Company’s Chief Executive Officer is participating in the Exchange on the same terms. Thus, the procedures mandated by the tender offer rules were not needed to avoid “substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” See id. at 57. To the contrary, the Contacted Holders were “knowledgeable in the market place and well aware of the essential facts needed to exercise their professional skills to appraise [the Company’s] offer.” See id. Each Contacted Holder negotiated separately with the Company for terms that were in its best interests and without any time deadlines.  If Contacted Holders did not wish to participate in the Exchange (and, in fact, three Contacted Holders did not participate), they hold a note that is due and payable in less than two years.

Based on these facts, the Contacted Holders should not be deemed the type of persons that need the protections of the tender offer rules.  The totality of circumstances surrounding the Exchanges does not suggest a substantial risk of ill-considered or ill-informed decisions by the Contacted Holders. The Company does not believe that any appreciable benefit would have accrued to the Contacted Holders had the Company complied with the various regulations that govern tender offers, such as the dissemination of information to offerees, minimum time requirements for an offer and provision of the best price to all holders.

Conclusion

Whether viewed under the relevant criteria of the eight-factor test of Wellman or under the totality of the circumstances test set forth in Hanson Trust, the Company believes that the separate private negotiations under confidentiality agreements with the highly sophisticated Contacted Holders leading up to the Exchange agreements with the Exchanging Holders do not constitute a “tender offer.”

Please contact me at 415/983-7334 or David Lillevand at 415/983-1540 with any questions or comments.  Thank you.

Very truly yours,

/s/ LINDA C. WILLIAMS

Linda C. Williams

cc:	Kirk A. Benson
Harlan M. Hatfield